Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

April 13, 2010

Item 3	News Release

The news release was disseminated on April 13, 2010 by Stockwatch, Market Wire and Market News Publishing.

Item 4	Summary of Material Change

The Company announced an update with respect to the Feasibility Study on its Sabodala Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:	604.331.8772
Facsimile:	604.331.8773

Item 9	Date of Report

April 13, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

April 13, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

DRILLING EXTENDS KOUROULOULOU GOLD DEPOSIT TO 300 METRE DEPTH AND EXPANDS MAKI MEDINA DEPOSIT

HIGHLIGHTS

KOUROULOULOU DEPOSIT (Golouma Style Higher Grade Deposit)

o	64.56 g/t gold over 4 metres in DH-622 is the deepest drill intercept to date at this deposit

MAKI MEDINA DEPOSIT (Masato Style Bulk-Tonnage Deposit)

o	1.51 g/t gold over 25 metres in RC-672 extends near-surface mineralization northward beyond previous drilling

o	Drilled surface extent of Maki Medina mineralization expanded 400 metres to 1,600-metre strike length and remains open

SEVEN DRILL RIGS FOCUSED ON RESOURCE EXPANSION

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a drilling update on its ongoing exploration and resource drilling program at the OJVG Gold Project in eastern Senegal, West Africa.

Geotechnical and hydrological drilling required for the independent full feasibility study is complete. All drills on site are now focused on resource expansion drilling. Oromin currently has seven drills – four diamond core drills, one reverse circulation (RC) rig, one combined diamond core-RC drill and one rotary air blast (“RAB”) drill – operating at various deposits, targets and prospects within the OJVG Gold Project.

The following results from the Kourouloulou and Maki Medina deposits represent the initial drilling results from our 2010 resource expansion campaign.

KOUROULOULOU DEPOSIT

Kourouloulou is a Golouma Style Higher Grade Deposit located approximately 500 metres north of the Golouma South Deposit and 1,000 metres south of the Kerekounda Deposit (two of several other Golouma Style Higher Grade Deposits). Initial resources for this new discovery will be included in the feasibility study report scheduled for public release in early July. Kourouloulou is comprised of two principal, sub-parallel gold veins traced to date by drilling across a 220-metre strike extent, and currently to a depth of approximately 300 metres. The deposit remains open to expansion to depth and to the west.

Of the recent significant results at Kourouloulou, drill hole DH-622 (64.56 g/t gold over 4 metres) represents the deepest intersection to date made up of four consecutive 1-metre samples returning 104.10 g/t gold, 55.08 g/t gold, 4.87 g/t gold and 94.20 g/t gold from 278 to 282 metres as set out in the table following.

Kourouloulou Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-621	53500N/5345E	030/-65	128-138 incl.129-133 242-246 incl.245-246 251-252	10 4 4 1 1	5.84 12.63 7.49 28.07 71.14
DH-622	53472N/5325E	030/-65	278-282 incl.278-279 279-280 280-281 281-282	4 1 1 1 1	64.56 104.10 55.08 4.87 94.20
RC-665	53558N/5481E	030/-50	84-90 incl.84-85 and 89-90	6 1 1	20.59 35.32 82.46
RC-667	53479N/5363E	030/-70	160-162	2	26.67
RC-668	53501N/5370E	030/-70	130-131	1	4.63

Mineralized intervals are based on 1-metre continuous samples utilizing a 1.0 g/t gold cut-off level with a maximum continuous internal dilution of 2 metres. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MAKI MEDINA DEPOSIT

Maki Medina is a Masato Style Bulk-Tonnage Deposit on trend with two other deposits of this type, Niakafiri Southeast and Masato. Maki Medina is located 2.0 kilometres southwest of Niakafiri Southeast and 5.5 kilometres southwest of Masato. Recent drilling has extended Maki Medina’s strike length by 400 metres to 1,600 metres, and to an average depth to date of 100 to125 metres. The deepest intersection is approximately 200 metres. Maki Medina remains open to potential expansion along trend to both the northeast and the southwest, and also to depth.

Drilling activity at Maki Medina is focused on near-surface, saprolitic-oxide mineralization amenable for processing at a higher mill throughput rate, similar to near-surface gold mineralization at the Masato Bulk Tonnage Deposit. An excellent example of this is recently drilled step-out hole RC-672 which intersected a 25-metre interval of soft saprolite-oxide mineralization grading 1.51 g/t gold from 14 to 39 metres. Recent significant results are set out in the table following.

Maki Medina Deposit
Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-631	53734N/1938E	110/-70	176-183	7	2.87
DH-634	536581N/2060E	110-50	27-33 incl.29-30	6 1	4.63 12.43
RC-670*	54162N/2148E	110/-55	6-27 incl.8-12	21 3	1.12 4.46
RC-672	54200N/2162E	110/-50	14-39 incl.14-29	25 15	1.51 1.98
RC-673	54108N/2069E	110/-55	50-57 incl.53-55	7 2	1.17 1.60
RC-674	54088N/2122E	110/-55	18-24 incl.22-24	6 2	1.49 3.85
RC-675	54053N/2091E	110/-55	14-17	3	1.76
RC-678	53898N/2061E	110/-50	42-47 incl.44-46	5 2	2.14 4.72
RC-679	53890N/2085E	110/-50	15-24	9	1.28
RC-681	54078N/2023E	110/-55	72-78 incl.75-77	6 2	1.81 3.34
RC-682	53802N/2089E	110/-50	5-15 incl.9-14 27-36 incl.27-29	10 5 9 2	1.64 2.89 1.57 4.00
RC-685	53751N/2005E	110/-60	86-89 123-128	3 5	1.48 1.33
RC-687	53724N/2080E	110/-50	50-55 incl.50-51	5 1	1.44 4.96
RC-689	53699N/2032E	110/-55	60-74 incl.63-70	14 7	2.18 3.43
RC-691	53669N/2029E	110/-55	58-61	3	2.52

Mineralized intervals are based on 1-metre continuous samples utilizing a minimum 0.25 g/t gold cut-off level with a maximum continuous internal dilution of 2 metres, except hole RC-670 where 4 continuous metres of internal dilution was included in the reported interval. No cutting of gold assays has been employed for reported intervals. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Drilling has also resumed at other deposits and targets and will be reported when results are available. This includes deeper drilling at Kerekounda, Golouma West, Golouma South and Masato. Additionally, initial resource drilling is underway at Kobokoto and Koulouqwinde, whose initial resources will also be reported in early July along with resource updates based on current drilling at Maki Medina and Niakafiri Southeast.

The Government of Senegal has granted OJVG a 15-year renewable Mining License for the project, which will allow mining operations to begin in accordance with the recommendations of a full feasibility study scheduled for completion in mid-2010. This study will examine a proposed open-pit/underground mine complex, with initial production from five deposits feeding a central CIL mill. Initial throughput is planned at more than 7,000 TPD to process soft oxide and saprolite ores, ramping down to 4,400 TPD during transition from oxide to harder fresh rock.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.